600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com William Mark Young 713.220.4323 Phone 713.238.7111 Fax markyoung@andrewskurth.com

August 9, 2010

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries
Form S-3 initially filed April 30, 2010
File No. 333-166443

Dear Mr. Ingram:

Set forth below is the supplemental response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comment number 2 received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 25, 2010 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, the comment exactly as set forth in the Comment Letter has been repeated in bold face type.

2.	At the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us of your compliance with these requirements.

Response: All of the Company’s subsidiaries, other than Petrovalve International, Inc., an Alberta corporation (“Petrovalve”), are guarantors of its public debt. Each of the subsidiary guarantors is 100% owned by the Company, the guarantees are full and unconditional and the guarantees are joint and several. In addition, the Company has confirmed that Petrovalve is a “minor” subsidiary as such term is defined by subparagraph (h)(6) of Rule 3-10 of Regulation S-X. Pursuant to subparagraph (f) of Rule 3-10 of Regulation S-X, financial statements of the subsidiary guarantors are not required so long as the Company’s financial statements are filed for the periods specified in Rule 3-10 of Regulation S-X. Additionally, because the Company is a holding company with no independent assets or operations, the guarantees are full and unconditional and joint and several, and Petrovalve is a “minor” subsidiary as such term is defined by subparagraph (h)(6) of Rule 3-10 of Regulation S-X, the consolidating footnote that would otherwise be required by Rule 3-10 of Regulation S-X is not required pursuant to instructions 1 and 2 to subparagraph (f) of Rule 3-10 of Regulation S-X.

The Company undertakes that it will provide substantially the following disclosure in its financial statements in future filings:

The 2008 Notes and the 2010 Notes are guaranteed by most of the Company’s wholly-owned subsidiaries. The Company is a holding company with no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the Company that are not subsidiary guarantors are “minor” subsidiaries as such term is defined under the rules and regulations of the SEC.

A copy of this letter has been furnished on EDGAR as correspondence. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ W. Mark Young
W. Mark Young

cc:	Hagen Ganem (SEC)
Jesse Neyman (Company)